Exhibit 21.1
KRATON CORPORATION
List of Significant Subsidiaries as of December 31, 2018 (1)

Jurisdiction of Organization
K.P. Global Holdings C.V.	Netherlands Antilles
KP International C.V.	Netherlands Antilles
Kraton Polymers LLC	Delaware
Kraton Polymers U.S. LLC	Delaware
Kraton Chemical, LLC	Delaware
Kraton Chemical B.V.	Netherlands
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(1)	Listing includes only doing business names and does not include trade names.